Itaú Unibanco post profits of R$9.8 billion in the first quarter of 2024

This result is up 15.8% year-on-year, driven by increases in the financial margin with clients and in commissions and fees and result from insurance operations

São Paulo, May 6, 2024 | in the first quarter of 2024, Itaú Unibanco's recurring managerial result totaled R$9.8 billion, up 15.8% year-on-year, with an annualized recurring managerial return on average equity of 21.9%. Among the factors that most influenced these results noteworthy are the increase in the financial margin with clients, driven by higher loan portfolio and liabilities' margin, and the increase in commissions and fees and result from insurance operations.

In R$ million (except where otherwise indicated)	1Q24	1Q23	%	4Q23	%
Recurring Managerial Result	9,771	8,435	15.8%	9,401	3.9%
Annualized Recurring Managerial Return on Average Equity	21.9%	20.7%	120 bps	21.2%	70 bps
Total Adjusted Loan Portfolio[1] (R$ billion)	1,184.8	1,153.0	2.8%	1,176.5	0.7%
NPL ratio (90 days) – Total	2.7%	2.9%	20 bps	2.8%	10 bps

Cost of credit totaled R$8.8 billion in the first quarter of 2024, down 3.2% from the same quarter of the previous year. This positive scenario in credit quality, driven by recent vintages, and the resulting reduction in Non-Performing Loan (NPL) ratios explain the decrease in cost of credit year-on-year.

Total loan portfolio[1] was up 2.8% year-on-year, totaling R$1,184.8 billion in March 2024. Individuals loans increased 2.6% in the 12-month period. Noteworthy were the increases by 11.1% in personal loans, 5.4% in vehicle financing, and 3.1% in mortgage loans. The companies portfolio posted significant increases in (i) rural loans, (ii) mortgage loans, and (iii) BNDES and onlending. Another highlight was the 28% increase in the credit lines through the Pronampe (National Support Program for Micro and Small Businesses) and the FGI (Investment Guarantee Fund) in working capital portfolio.

"Itaú Unibanco has undergone a significant period of changes in recent years, which have created the foundations for the results we are delivering now, with a focus on major goals: achieving customer satisfaction and maintaining the bank's track record of robust and sustainable growth".

Milton Maluhy Filho
Itaú Unibanco's CEO

Commissions and fees and result from insurance operations grew 5.8% in the first quarter of 2024, from the same period of 2023, driven primarily by four factors: (i) higher card revenue, both in issuance and acquiring services; (ii) increase in gains in fund management; (iii) growth in revenues from economic-advisory and brokerage services, mainly due to higher volumes of fixed income transactions; and (iv) higher result from insurance operations due to increase in earned premiums.

Non-interest expenses totaled R$14.4 billion in the first quarter of 2024, up 4.3% year-on-year, whereas accumulated inflation was 3.9% (IPCA - Broad Consumer Price Index). Personnel expenses increased due to the effects of the collective wage agreement in 2023, which included an 4.58% adjustment to salary and benefits beginning in September, as well as due to higher profit sharing expense. The bank's

[1] It includes financial guarantees granted and private securities.

12-month efficiency ratio was 39.6%, down 1.2 percentage points from the same period of the previous year, the lowest level since the merger between Itaú and Unibanco.

As part of its corporate governance and commitment to transparency and communication with the market and society, Itaú Unibanco has released the new edition of the Integrated Annual Report 2023, accompanied by the ESG Report 2023 and the ESG Indicators 2023 Spreadsheet. These materials provide a full view of the business, with key information to different audience profiles, including the press. These documents can be accessed on the website: https://www.itau.com.br/relacoes-com-investidores/en/integrated-annual-report/

"Our earnings for the first quarter of 2024 remain consistent and in line with the guidance proposed for the year. My highlights for the last 12 months are the 7.4% increase in our financial margin with clients and our efficiency ratio of 39.6%, the best ever in our history. The figures presented today underscore Itaú Unibanco's commitment to its strategic goals to deliver the best bank for our clients, stockholders and employees, keeping consistent and foreseeable results".

Alexsandro Broedel
Itaú Unibanco's CFO

Further information on Itaú Unibanco earnings is available on Itaú Unibanco's Investor Relations website: www.itau.com.br/relacoes-com-investidores.

Comunicação Corporativa – Itaú Unibanco
imprensa@itau-unibanco.com.br